FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Press release dated February 29, 2012

FOR IMMEDIATE RELEASE

YPF COMMENTS ON UNUSUAL TRADING ACTIVITY

Buenos Aires, Argentina – February 29, 2012 – YPF Sociedad Anonima (NYSE: YPF) (the "Company").  In view of the unusual market activity in the ordinary shares and American Depositary Shares of the Company, the NYSE contacted the Company in accordance with its usual practice and requested that the Company address this activity.

While ordinarily it is the Company’s policy to not comment on unusual market activity, or market rumors, it confirmed to the NYSE that it is not aware of any material non-public corporate developments which could account for the recent unusual trading activity in the Company`s shares.

For more information contact Investor Relations:

•	Gabriel Abalos
•	Alejandro Cherñacov
•	Mónica Ciacciarelli

Email: inversoresypf@ypf.com

Tel.: +5411-5441-2782

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 29, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer